LEAD INVESTOR



Allison Esposito Medina CEO + Founder, Tech Ladies®, Angel Investor

I'm so excited to be coming on as a Lead Investor in Earnest Capital's round. Earnest is being strategic about the largely untapped market of funding entrepreneurs who are focused on profitability from day one, and building calm, super-focused companies. These founders have traditionally been overlooked but represent a huge opportunity to grow the next generation of companies that have both staying power and ability to grow on their own terms for years to come.

Invested $5,000 this round